November 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Resources Corporation

Registration Statement on Form S-4

Filed October 28, 2021

File No. 333-260559

Ladies and Gentlemen:

On behalf of Range Resources Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on November 8, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

November 5, 2021

Very truly yours,

RANGE RESOURCES CORPORATION

By:	/s/ Mark S. Scucchi
Name:	Mark S. Scucchi
Title:	Chief Financial Officer

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.